CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

May 2, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

DRILL RESULTS FOR DDH 15 TO DDH 18 – 06

CONFIRM CONTINUITY OF DOS HORNOS ZONE, MEXICO

Cream Minerals Ltd. (CMA – TSX-V) (“Cream” or the “Company”) is pleased to report results for Diamond Drill Holes 15 – 06 to DDH 18 – 06, located along the Dos Hornos Zone 1 South extension within the Nuevo Milenio gold – silver property, Nayarit State, Mexico.

Diamond drill assays confirm the grade continuity of gold – silver mineralization along the Dos Hornos Zone 1.

Description	Sample	From (m)	To (m)	Width (m)	Au (g/T)	Ag (g/T)

DDH 15 – 06 VERY OXIDIZED
Weighted Average	295526-33	82.10	97.00	14.90	0.322	59.52
Including	295529-33	87.00	97.00	10.00	0.394	82.58
Including	295529-31	87.00	93.00	6.00	0.603	119.90
Including	295529-30	87.00	91.00	4.00	0.827	159.75
Including	29530	89.00	91.00	2.00	0.934	221.50

DDH 16 – 06 VERY OXIDIZED
Weighted Average	295561-63	73.50	79.20	5.70	0.604	83.98
Including	295561-62	73.50	77.20	3.70	0.847	116.29
Including	295561	73.50	75.50	2.00	0.800	206.30

DDH 17 – 06 Located along a parallel vein structure and has no significant values.

DDH 18 – 06 Mina San Miguel
Weighted Average	295611-15	91.20	101.20	10.00	0.798	88.36
Including	295611-14	91.20	99.20	8.00	0.959	107.20
Including	295611-13	91.20	97.20	6.00	1.223	140.07
Including	295611-12	91.20	95.20	4.00	1.783	203.20

DDH 19 – 03 Included to compare assays with DDH 18 – 06. Both are in the Same Section Below Mina San Miguel.
Weighted Average	182579-84	34.00	46.00	12.00	0.310	74.12
Including	182581-84	38.00	46.00	8.00	0.410	102.88
Including	182581-82	38.00	44.00	4.00	0.500	154.50
Including	18282	40.00	42.00	2.00	0.670	182.00

Core from diamond drill holes DDH 19 – 06 and 20 – 06 has been submitted for assay to Inspectorate Laboratory in Reno, Nevada, with results anticipated within three weeks.

Diamond drilling is presently continuing at DDH 22 – 06 to DDH 28 – 06 with the objective to test the southern extension and to provide infill information (see attached longitudinal drill sections).  Results to date have shown that Dos Hornos Zone 1 has good continuity in mineralization along both strike and down dip, even though core recovery within the Vein – Fault – Breccia zone continues to be poor.

Based on results obtained to date, access roads and additional drill sites have now been constructed.  During this phase of work, additional previously unknown old Spanish adit sites and shafts, now caved, were located from Mina Santa Gertrudis about 400 meters south, extending the known surface trace of Zone 1 to a total length of 1,700 meters.  The zone is still open to the South and to the North.  Approximately 100 meters south of Mina Santa Gertrudis, a drill site has been prepared to test the southern extension.

A total of 49 core samples, from 8 different drill holes were check assayed for base metals, etc.  The table below shows maximum values of metals assayed.

AS ppm	Bi ppm	Cu ppm	Mo ppm	Pb ppm	Sb ppm	Zn ppm
38	35	618	10	2,801	28	2,446

The above table suggests that none of the base metals or trace elements are of importance.  The Dos Hornos Zone 1 mineralization appears to consist of mainly gold and silver.

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Nuevo Milenio Property and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.  Mr. Holcapek is responsible for the technical information contained in this news release, which has been vetted by Dr. A. D. Drummond P. Eng., consultant to the Company.

For more information, including about Cream and its mineral property interests, please visit Cream’s website – www.creamminerals.com.

Frank A. Lang, P. Eng.

President & CEO

For further information please contact:

Investor Relations

Tel:  (604) 687- 4622   Fax:  (604) 687-4212   Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

1,400 m
2360700 N
2360500 N
2360300 N
2360100 N
2359900 N
N25 W
S25E
Shaft 11
Surface Cut
MINA SAN MIGUEL
Shaft 12
Shaft 13
MINA SANTA GERTRUDIS
Arroyo San Miguel
DDH 23 - 06
DDH 20 - 06
DDH 28 - 06
Trench 3
Trench 4
Shaft 10
Shaft 9
1,200 m
DDH 19 - 03
DDH 19 - 06
DDH 27 - 06
DDH 11 - 03
DDH18 -06
DDH 24 - 06
DDH 22 - 06
DDH 25 - 06
Adit 3
DDH 10 -06
DDH 16 - 06
DDH 15 - 06
DDH 21- 06
DDH11 - 06
DDH 02 - 03
DDH 26 - 06
Adit 4 Level 1,075 m
DDH 12 – 06 projected 135 m SE
DDH 15 – 06 Core assayed
DDH 20 - 06 core for assaying
DDH 22 - 06 proposed
1,000 m
DDH 01 – 03 Projected 135 m SE
Elev. DDH 03 – 06 Intersection
925m
DDH 09 – 06 Projected 135 m SE
Fault N70E/60S
Fault N80W/75S
800 m
Drill Holes 2003
Drill holes 2006
Drill Holes Proposed
FW SECTION Displaced 135 m to NE of HW Section
0 m
100m
200 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS South, Zone 1 HW
PRELIMINARY LONGITUDINAL SECTION
BY: Ing. German Francisco R
April 30, 2007
F. Holcapek, P.Eng.

CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS NORTH, Zone 1, FW
PRELIMINARY LONGITUDINAL SECTION
BY: Ing. German Francisco R
April 30, 2007
F. Holcapek, P.Eng.
Strike N20W
Strike N
Strike N35W
Note: HW Section Is Displaced 135 m to SE
1200 m
DDH 15 – 06
Core assayed
Road to DDH 16 - 06
Arroyo Dos Hornos
VEIN IN CREEK
FAULT
N70E/60S
Road
Shaft 5
Trench 2
Shaft 4
Access To
DDH 18 - 03
Shaft 2
Shaft 3
Trench 1
FAULT
N70E/60S
1100 m
Arroyo Guadalupana
Shafts 1
Adit 2
Adit 1
DDH 18 - 03
X-cut
Adit 4
DDH 17 -03
DDH 12 - 06
DDH 05 - 06
DDH 02 - 06
DDH 14 - 06
DDH 01-06
1000 m
DDH 01 -03
Drill Holes 2003
Drill holes 2006
0 m
50 m
100 m
FAULT
N70E/60S
FAULT
N80W/75S
DDH 03 -06
DDH 09 -06
FAULT
FAULT
900 m
2361000 N
DDH 04-06
2360900 N
2360800 N
2360700 N
FAULT